Columbia Energy Group

Exhibit 12

Ratio of Earnings to Fixed Charges
The ration of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines (a).
($ in millions)

	Year ended December 31,
	2004	2003	2002	2001	2000
Earnings as defined in item 503(d) of Regulation S-K:
Add:
Pretax income from continuing Operations (b)	$643.7	$727.8	$659.8	$456.4	$449.6
Fixed Charges	103.3	91.5	124.2	162.3	189.8
Amortization of capitalized interest (c)	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	0.8
Share of pre-tax losses of equity investees for which charges arising guarantees are included in fixed charges
Deduct:
Interest capitalized (c)	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries (d)	—	—	—	—	—
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—

	$747.0	$819.3	$784.0	$618.7	$640.2

Fixed charges as defined in item 503(d) of Regulation S-K:
Interest on long-term debt	$84.7	$73.1	$114.8	$116.6	$134.6
Other interest	13.2	12.7	2.8	40.5	36.4
Capitalized interest during period (c)	—	—	—
Amortization of premium, reacquisition premium, discount and expense on debt, net	—	—	—	0.7	0.3
Interest portion of rent expense	5.3	5.7	6.5	4.5	18.5
Minority Interest (Topies)	—	—	—

Total Fixed Charges	$103.2	$91.5	$124.1	$162.3	$189.8

Plus preferred stock dividends:
Preferred dividend requirements of subsidiary	$—	$—	$—	$—	$—
Preferred dividend requirements factor	0.63	0.66	0.65	0.62	0.64

Preference security dividend requirements of consolidated subsidiaries (d)	—	—	—	—	—
Fixed charges	103.2	91.5	124.1	162.3	189.8

	$103.2	$91.5	$124.1	$162.3	$189.8

Ratio of earnings to fixed charges	7.24	8.95	6.32	3.81	3.37

(a)	Income Statement amounts have been adjusted for discontinued operations.

(b)	Excludes adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees.

(c)	Columbia is a public utility following SFAS 71 and therefore does not add amortization of capitalized interest or subtract interest capitalized in determining earnings, nor reduces fixed charges for Allowance for Funds Used During Construction.

(d)	Preferred dividends, as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one minus the effective income tax rate applicable to continuing operations.